Filer:	China Energy Technology Limited
Subject Company:	Chardan South China Acquisition Corporation
Reg. No.	333 - 142894

CONTACT:	-OR-
Richard D. Propper, Mark Brewer		Edward Meng, CFO
Chardan South China Acquisition Corp.		Liaoning GaoKe Energy Group
(619) 795-4627		+86 13910969625

FOR IMMEDIATE RELEASE

CHARDAN SOUTH CHINA ACQUISITION CORP. SCHEDULES ITS SPECIAL MEETING OF SHAREHOLDERS
TO COMPLETE THE BUSINESS COMBINATION

SAN DIEGO - December 27, 2007 - Chardan South China Acquisition Corp. (OTCBB: CSCA, CSCAU, CSCAW ("Chardan South"), a SPAC® incorporated in March 2005 for the purpose of acquiring an operating entity in the PRC, today announced that it will hold a special meeting of its shareholders at 1:00 p.m. EDT, on January 17, 2008 at its corporate headquarters, located at 625 Broadway, Suite 1111, San Diego, CA., to approve its acquisition of Liaoning GaoKe Energy Group (“GaoKe”). The acquisition will be effected by acquiring all of the issued and outstanding common stock of Head Dragon Holdings Limited, a Hong Kong company that owns 100% of GaoKe. This announcement is being made pursuant to notification from the Securities and Exchange Commission that Chardan South’s S-4 prospectus/proxy materials have been declared effective. Those materials also relate to an exchange offer to be made to holders of the outstanding preferred stock of Head Dragon.

If approved, Chardan South will merge with and into its wholly-owned BVI subsidiary, China Energy Technology Limited (“CETL”) for the purpose of changing its domicile, with each share of Chardan South automatically converting into one share of CETL common stock. Each outstanding warrant of Chardan South will be assumed by CETL with the identical terms, except for its now being exercisable into common stock of CETL. Following the completion of the stock purchase, and assuming the preferred shareholders participate fully in the exchange offer, CETL will own 100% of Head Dragon and its subsidiary, GaoKe.

Chardan South’s definitive proxy statement relating to this merger will be mailed to shareholders of record as of December 14, 2007.

About the Company

Chardan South is a blank check company whose IPO went effective in August 2005. On April 19, 2007, Chardan South announced that it had signed a definitive stock purchase agreement pursuant to which it will acquire 100% of the common stock of Head Dragon, the 100% owner of Gaoke. Founded in 2003, GaoKe is the largest private Chinese engineering company providing design, construction, installation and operating expertise for distributed power generation and micro power networks in China. Additional information regarding Chardan South, CETL, Head Dragon, and GaoKe is available in the Form S-4/A that CETL, the BVI subsidiary of Chardan South, filed with the Securities and Exchange Commission. A copy of the filing in its entirety is available at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

In connection with the pending transaction, CETL has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan South. The stockholders of Chardan South are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about GaoKe, Head Dragon, CETL, Chardan South, and the proposed transaction. Chardan South stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan South by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.